EXHIBIT 99.1

XORTX Reports Annual & Special Meeting Results

CALGARY, Alberta, July 22, 2022 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, is pleased to announce the results of the Company’s 2022 Annual and Special Meeting of Shareholders held July 20, 2022 (the “Meeting”). A total of 4,526,004 common shares of the Company were voted at the Meeting, representing approximately 35% of the total number of issued and outstanding shares. At the Meeting, all resolutions passed close to unanimously. All seven director nominees, Dr. Allen Davidoff, William Farley, Anthony Giovinazzo, Ian Klassen, Jacqueline Le Saux, Raymond Pratt and Paul Van Damme, were elected as directors of the Company. In addition, shareholders voted to re-appoint Smythe LLP as auditors of the Company and also approved the Company’s 10% rolling stock option plan.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Coronavirus / COVID-19 infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients. Additional information on XORTX is available at www.xortx.com.

For further information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

The TSX Venture Exchange and Nasdaq have neither approved nor disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.